Denali Capital Acquisition Corp.

437 Madison Avenue, 27th Floor

New York, NY 10022

August 11, 2025

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, NE

Washington, D.C. 20549

Attn: Franklin Wyman, Angela Connell, Jessica Dickerson, Joe McCann

Re:	Denali Capital Acquisition Corp.

Registration Statement on Form S-4, as amended

File No. 333-283019

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Denali Capital Acquisition Corp. (the “Company”) hereby respectfully requests that the effectiveness of the Registration Statement on Form S-4 (File No. 333-283019) of the Company, initially filed with the Securities and Exchange Commission on November 6, 2024 (as amended, the “Registration Statement”), be accelerated so that such Registration Statement shall become effective at 5:00 p.m., Eastern Time, on August 12, 2025, or as soon as possible thereafter.

It would be appreciated if, promptly after the Registration Statement has become effective, you would so inform our outside counsel, Michael Blankenship of Winston & Strawn LLP, by telephone at (713) 651-2678 or by email at MBlankenship@winston.com. The Company hereby authorizes Mr. Blankenship to orally modify or withdraw this request for acceleration.

Sincerely,

Denali Capital Acquisition Corp.

By:	/s/ Lei Huang
Lei Huang
Chief Executive Officer

cc:	Michael Blankenship, Winston & Strawn LLP

Jeff Hartlin, Paul Hastings LLP

Elizabeth Razzano, Paul Hastings LLP

Jaisim Shah, Chief Executive Officer and President, Semnur Pharmaceuticals, Inc.